Hewlett-Packard Company 3000 Hanover Street Mail Stop 1050 Palo Alto, CA 94304-1112

Paul T. Porrini Vice President, Deputy General Counsel and Assistant Secretary (610) 717-5045 Tel (650) 857-4837 Fax paul.porrini@hp.com VIA EDGAR April 21, 2009
Ms. Kathleen Collins Accounting Branch Chief U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re:	Hewlett-Packard Company Form 10-K for the Fiscal Year Ended October 31, 2008 Filed December 18, 2008 File No. 001-04423

Dear Ms. Collins:

        Thank you for your letter dated March 30, 2009 with regard to the above-referenced filing made by Hewlett-Packard Company (“HP”). We have provided below HP’s responses to the comments set forth in your letter. To facilitate your review, each of HP’s responses is presented beneath the corresponding comment.

Form 10-K for the Fiscal Year Ended October 31, 2008

Consolidated Statements of Earnings, page 81

1.	We note your response to our prior comment 8 where you indicate that where the Company does not have fair value for all the elements, the transaction is accounted for as a single unit of accounting, and the allocation of the elements for income statement presentation purposes is based on “management’s best estimate of the relative fair value.” Please explain further how management determines their best estimate of fair value. In this regard, if you look to other products or services for which the Company is able to establish VSOE, then tell us how you determined that using fair value of other products or services for allocating your bundled arrangements is reasonable. Also, please ensure that your future disclosures clearly describe the allocation methodology used for these arrangements.

Ms. Kathleen Collins
April 21, 2009

          In determining management’s best estimate of fair value for those elements in a bundled arrangement that do not have fair value, HP considers, along with other relevant sources of accounting literature and interpretative guidance, the comments made by Mr. Mark Barrysmith in the December 2007 speech at the AICPA National Conference on Current SEC and PCAOB Developments, in which he discussed applying the provisions of Regulation S-X, Rule 5-03(b) when products and services are accounted for as one unit of accounting. In such cases where the transaction is accounted for as a single unit of accounting, HP performs a relative and systematic calculation in order to allocate revenue to the elements for income statement presentation purposes using fair value for those elements in the arrangement that have fair value and management’s best estimate of fair value for those elements in the arrangement that do not have fair value. Reasonable judgment is applied by HP in determining management’s best estimate of fair value. This best estimate is derived from HP’s pricing and deal approval tools, which use a framework that takes into consideration inputs such as level of effort; operational, legal and financial risk; internal costs; profit objectives; pricing practices and market conditions. Based on this framework, HP determines a value for each element in the arrangement which HP believes is a reasonable estimate for fair value. This process is consistently applied through the use of standardized tools, and HP believes it results in a reasonable allocation methodology when fair value does not exist for all elements in the arrangement in a transaction where a single unit of accounting applies.  This methodology is only used to allocate a portion of HP’s revenue to products and services for income statement presentation purposes and does not impact the timing of revenue recognition since revenue for the entire bundle is recognized over the longest delivery period. HP does not look to other products or services for which HP is able to establish VSOE in determining the best estimate of fair value described above.

          We will expand our disclosure in future filings to describe our allocation methodology used in these instances where HP does not have fair value for all of the elements in the arrangement.

Note 15. Retirement and Post Retirement Benefit Plans, page 137

2.	We note your response to our prior comment 5 where you indicate that the significant declines in the stock market that began in late 2008 were not contemplated in the Company’s 2008 estimates and assumptions as those declines were just starting as of your measurement dates. It is still not clear, however, why the expected long-term return on assets for your non-US defined benefit plans and the post-retirement benefit plans increased in fiscal 2008. Please explain further how you determined the expected long-term return on plan assets for (a) the non-US defined benefit plans and (b) the post-retirement benefit plans.

          For all pension and post-retirement plans, HP uses the asset allocation policy of each plan and the expected country real returns for equity and fixed income investments to determine the expected rate of return on assets. On an annual basis, HP gathers empirical data from local country subsidiaries to determine the expected long-term rates of return for equity and fixed income securities. HP then weights these expected real rates of return based on country specific allocation mixes adjusted for inflation.

Ms. Kathleen Collins
April 21, 2009

          The expected long-term return on plan assets for HP’s non-U.S. defined benefit plans increased 0.1% for fiscal 2008 principally due to a 3 basis point increase due to the inclusion of the non-U.S. defined benefit plans assumed in connection with HP’s acquisition of Electronic Data Systems Corporation (“EDS”) for the first time in fiscal 2008 and a 6 basis point increase related to HP’s other non-U.S. defined benefit plans. The increase in the expected return for those other non-U.S. defined benefit plans was due to a higher percentage of total plan assets residing in the Europe, Middle East and Africa region in fiscal 2008 compared to fiscal 2007. The assets residing that region, on average, have a higher expected long-term return on plan assets than assets residing in other regions.

          The expected long-term return on plan assets for the post-retirement benefit plans increased 0.4% principally due to an increase in the equity allocations for private equity securities and public debt securities.

General

        In our initial response letter dated March 12, 2009, we noted that HP completed its acquisition of EDS in August 2008. Since the date of that letter, we have gathered additional information about EDS’s contacts with Iran, Syria and Sudan. Accordingly, the following supplements our responses to prior comments 1-3 included in your letter dated February 10, 2009.

        In our initial response letter, we stated that EDS provides services utilizing its computerized reservation system known in the trade as “Shares” to non-U.S. airline companies to provide IT infrastructure support to those airlines as they conduct flight operations throughout the world and that, in some instances, these airlines, given their global operations, fly into and out of Iran. In addition to the “Shares” software program, a Swiss subsidiary of EDS has a second suite of similar programs in Switzerland that provides similar services to non-U.S. airlines flying to a variety of destinations, including Iran, Syria and Sudan.

        In addition, EDS and its non-U.S. subsidiaries provide IT services (such as database and applications management, infrastructure support and support for other IT systems) for their customers’ global operations. Some of these customers are non-U.S. companies that are located outside of U.S.-embargoed countries (e.g., in Europe, South America or Asia) and that have their own business activities with Iran, Syria and/or Sudan. In providing services to these customers, EDS is mindful of U.S. legal requirements and regulatory restrictions, including those restricting exports or re-exports of goods, technology and software to Iran, Syria and Sudan, as well as those prohibiting U.S. persons from unlawful involvement with those countries.

        As noted above, HP completed its acquisition of EDS approximately eight months ago. As such, HP is still confirming its understanding of the nature of EDS’s contacts with Iran, Syria and Sudan. However, based on the information that it has gathered to date, HP believes that the services described above are being provided by EDS and its non-U.S. subsidiaries in compliance with applicable laws relating to business activity with Iran, Syria and Sudan. HP also has no knowledge of any of the services provided by EDS and its non-U.S. subsidiaries described above being put to military use by any of the referenced countries.  In addition, HP continues to believe that its limited contacts with Iran, Syria and Sudan do not represent material information to a reasonable investor at this time.

Ms. Kathleen Collins
April 21, 2009

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        Please contact David Ritenour at (650) 857-3059 or me at (610) 717-5045 if you have any questions about this letter.

Very truly yours,

/s/ Paul T. Porrini
Paul T. Porrini